Exhibit 99.1

Tencent Music Entertainment Group to Report Second Quarter 2019

Financial Results on August 12, 2019 Eastern Time

SHENZHEN, China, July 17, 2019 -- Tencent Music Entertainment Group ("Tencent Music", "TME", or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that it will report its unaudited financial results for the second quarter and first half of 2019 after the U.S. market closes on Monday, August 12, 2019.

Tencent Music's management will hold a conference call on Monday, August 12, 2019, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, August 13, 2019, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	6914580

The replay will be accessible through August 19, 2019, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10132544

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

ir@tencentmusic.com

+86 (755) 8601-3388 ext.57811

Media Relations Contact

TME.PR@icrinc.com

+1 (646) 992-2986